FLEX FUELS ENERGY, INC
30 St. Mary Axe
London EC3A 8EP
United Kingdom

February 28, 2008

VIA EDGAR AND FACSIMILE (202) 772-9368

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Sean Donohue, Esq.

Re:        Flex Fuels Energy, Inc.
Registration Statement on Form S-1/A
February 28, 2008
File No. 333-147211

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Flex Fuels Energy, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 10:00am, Eastern Time, on March 3, 2008 or as soon thereafter as possible.

We hereby acknowledge the following:

•	that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

FLEX FUELS ENERGY, INC.

By:	/s/ /s/ Brian Barrows
Brian Barrows
Chief Executive Officer